I-Mab Appoints Sean Fu, PhD, MBA, as Chief Executive Officer

ROCKVILLE, MD, November 6, 2024 – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company exclusively focused on the development of highly differentiated immunotherapies for the treatment of cancer, today announced that Sean (Xi-Yong) Fu, PhD, MBA has been appointed as the Company’s permanent Chief Executive Officer (“CEO”) effective November 1, 2024. Dr. Fu has served as Interim CEO since July 15, 2024. Dr. Fu will continue to serve as a member of the Board of Directors of I-Mab.

“Sean’s appointment serves as a significant step towards further realizing I-Mab’s mission of delivering transformative therapies to patients worldwide. He has embraced his role as Interim CEO and quickly proven to be a strategic and effective leader”, said Mr. Wei Fu, Chairman of the Board of Directors of I-Mab. “Sean’s broad experience across all aspects of biopharmaceutical product development, partnering transactions, organizational leadership, and his track record as an innovative entrepreneur make him the right choice to lead I-Mab.”

“During the last several months, I have seen the I-Mab team’s passion and dedication to advancing our differentiated portfolio of immunotherapies for cancer. I am honored and excited to have this opportunity to continue to lead I-Mab as we advance our three clinical programs towards important upcoming milestones and further develop our strategy,” said Dr. Fu. “I look forward to working with our talented team at I-Mab and collaborating with the Board of Directors, leadership team, and partners as we work to realize the full potential of our promising portfolio and bring new therapies to cancer patients.”

Dr. Fu has over 20 years of industry experience in the life sciences industry, leading and developing clinical-stage assets. Most recently, Dr. Fu served as the Operating Partner of ABio-X, an incubation platform for life sciences companies. Before joining ABio-X, Dr. Fu was co-founder and CEO of RVAC Medicines (RVAC), an mRNA platform company. Prior to founding RVAC, Dr. Fu was Group VP and head of International R&D for Luye Pharma Group, overseeing organizations in Boston, Princeton, Germany, Switzerland, and Japan. He was also the CEO of GeneLeap, a Luye subsidiary company focused on DNA and RNA therapeutics. Previously, Dr. Fu worked at Merck & Co. (Merck) for 15 years, with responsibilities covering R&D, business development, finance, and operational management. His work at Merck included management of the finances for the late-stage clinical portfolio and leading the integration of the global R&D network following the landmark $42 billion merger between Merck and Schering-Plough Corporation. Dr. Fu earned a PhD in materials science and engineering from the Ohio State University and an MBA from the Wharton School of the University of Pennsylvania.

About I-Mab

I-Mab (NASDAQ: IMAB) is a U.S.-based, global biotech company exclusively focused on the development of highly differentiated immunotherapies for the treatment of cancer. I-Mab has established operations in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "believes", "designed to", "anticipates", "future", "intends", "plans", "potential", "estimates", "confident", and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include statements regarding: the timing and progress of studies and trials; and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab's ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab's drug candidates; I-Mab's ability to achieve commercial success for its drug candidates, if approved; I-Mab's ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab's reliance on third parties to conduct drug development, manufacturing, and other services; and I-Mab's limited operating history and I-Mab's ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the "Risk Factors" section in I-Mab's most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab's subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

Tyler Ehler

Senior Director, Investor Relations

IR@imabbio.com